CUSIP No. 98155N106

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                                (AMENDMENT NO. 5)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                      WorldWater & Solar Technologies Corp.
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                         (Title of Class of Securities)

                                    98155N106
                                 (CUSIP Number)

                            Joseph P. Bartlett, Esq.
                Greenberg Glusker Fields Claman & Machtinger LLP
                      1900 Avenue of the Stars, Suite 2100
                              Los Angeles, CA 90067
                                 (310) 201-7481
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                January 25, 20058
             (Date of Event which Requires Filing of this Statement)

If the reporting person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98155N106

--------------------------------------------------------------------------------
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     David Gelbaum, Trustee, The Quercus Trust
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
     PF
--------------------------------------------------------------------------------
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     U.S.
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF         -0-
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           18,392,500
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON           -0-
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power
                    18,392,500
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     18,392,500
--------------------------------------------------------------------------------
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     9.3%(1)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     IN
--------------------------------------------------------------------------------

_____________
(1) Based on 197,494,387 shares of Common Stock, par value $0.001 per share ("Common Stock") outstanding, calculated in accordance with Rule 13D (a sum of 188,494,387 shares of Common Stock outstanding as reported on Issuer's Form 10-Q filed on 11/14/2007 and Reporting Persons' Warrant to purchase 9,000,000 shares of Common Stock presently exercisable).

CUSIP No. 98155N106

--------------------------------------------------------------------------------
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Monica Chavez Gelbaum, Trustee, The Quercus Trust
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
     PF
--------------------------------------------------------------------------------
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     U.S.
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF         -0-
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           18,392,500
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON           -0-
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power
                    18,392,500
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     18,392,500
--------------------------------------------------------------------------------
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     9.3%(1)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     IN
--------------------------------------------------------------------------------
_____________
(1) Based on 197,494,387 shares of Common Stock, par value $0.001 per share ("Common Stock") outstanding, calculated in accordance with Rule 13D (a sum of 188,494,387 shares of Common Stock outstanding as reported on Issuer's Form 10-Q filed on 11/14/2007 and Reporting Persons' Warrant to purchase 9,000,000 shares of Common Stock presently exercisable).

CUSIP No. 98155N106

--------------------------------------------------------------------------------
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     The Quercus Trust
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
     PF
--------------------------------------------------------------------------------
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     U.S.
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF         -0-
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           18,392,500
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON           -0-
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power
                    18,392,500
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     18,392,500
--------------------------------------------------------------------------------
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     9.3%(1)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     OO
--------------------------------------------------------------------------------

_____________
(1) Based on 197,494,387 shares of Common Stock, par value $0.001 per share ("Common Stock") outstanding, calculated in accordance with Rule 13D (a sum of 188,494,387 shares of Common Stock outstanding as reported on Issuer's Form 10-Q filed on 11/14/2007 and Reporting Persons' Warrant to purchase 9,000,000 shares of Common Stock presently exercisable).

CUSIP No. 98155N106

Item 1.

       This Amendment No. 5 to Schedule 13D (this "Amendment No. 5") amends and restates, where indicated, the statement on Schedule 13D relating to the Common Stock of the Issuer filed by The Quercus Trust, David Gelbaum and Monica Chavez Gelbaum (the "Reporting Persons") with the Securities and Exchange Commission on March 9, 2007 (the "Initial Schedule 13D"), as amended by Amendment No. 1 to
Schedule 13D filed on March 21, 2007, Amendment No. 2 to Schedule 13D filed on June 6, 2007, Amendment No. 3 to Schedule 13D filed on July 6, 2007, and Amendment No. 4 to Schedule 13D filed on October 5, 2007. Capitalized terms used in this Amendment No. 5 but not otherwise defined herein have the meanings given to them in the Initial Schedule 13D or prior amendments thereto.

       This Amendment No. 5 is being made to disclose the execution of the Stock Exchange Agreement dated January 25, 2008 (the "Stock Exchange Agreement"), pursuant to which Issuer issued to Reporting Persons 19,700 shares of its Series E Convertible Preferred Stock in exchange for Reporting Persons' 19,700,000 shares of Common Stock, consisting of 7,500,000 shares acquired pursuant to the Stock and Warrant Purchase Agreement dated September 28, 2007 and 12,200,000 shares acquired on the public market.

Item 5.  Interest in Securities of the Issuer

       (a) As of the date of this Schedule 13D, each Reporting Person beneficially owns 18,392,500 shares of Common Stock, which are held of record by the Trust.

       (b) Each of David Gelbaum and Monica Chavez Gelbaum, acting alone, has the power to exercise voting and investment control over the shares of Common Stock owned by the Trust.

       (c) Since November 25, 2007, the Trust has transferred to the Issuer the following shares of Common Stock as follows:


          Date                    Number of Shares         Price Per Share
          ----                    ----------------         ---------------

        1/25/2008                 -19,700,000               EXCHANGE

       In exchange for the above reported 19,700,000 shares of Common Stock and in connection with the Stock Exchange Agreement, Reporting Persons acquired 19,700 shares of Series E Convertible Preferred Stock, each of which is convertible into 1,000 shares of Common Stock upon satisfaction of certain conditions and covenants, including the filing of an Amendment to Certificate of Incorporation authorizing a sufficient number of shares of Common Stock to allow for such conversion, as specified in the Stock Exchange Agreement attached hereto as Exhibit "B" and incorporated herein by reference. As of the filing date of this Amendment No. 5, the aforementioned conditions and covenants have not been satisfied.

       (d) Not applicable.

       (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

       (a) Pursuant to the Power of Attorney filed as Exhibit "B" to Amendment No. 1 to Schedule 13D filed on August 24, 2007 with respect to the issuer Emcore Corp., David Gelbaum has been appointed as Monica Chavez Gelbaum's Attorney-In-Fact.

       (b) Stock Exchange Agreement



Item 7.  Material to Be Filed as Exhibits

         Exhibit A:  Agreement Regarding Joint Filing of Amendment No. 5 to
                     Schedule 13D.

         Exhibit B:  Stock Exchange Agreement



SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be filed jointly with the other undersigned parties.

Dated: February 1, 2008           /s/ David Gelbaum
                                  ----------------------------------------------
                                  David Gelbaum, Co-Trustee of The Quercus Trust



                                  /s/ David Gelbaum, as Attorney-In-Fact for
                                  Monica Chavez Gelbaum
                                  ----------------------------------------------
                                  Monica Chavez Gelbaum, Co-Trustee of The
                                  Quercus Trust



                                  /s/ David Gelbaum
                                  ----------------------------------------------
                                  The Quercus Trust, David Gelbaum, Co-Trustee
                                  of The Quercus Trust

CUSIP No. 98155N106

                                    EXHIBIT A

       AGREEMENT REGARDING JOINT FILING OF AMENDMENT NO. 5 TO SCHEDULE 13D



         The undersigned agree that the Amendment No. 4 to the Schedule 13D with respect to the Common Stock of WorldWater & Solar Technologies Corp. is a joint filing being made on their behalf.


Dated: February 1, 2008           /s/ David Gelbaum
                                  ----------------------------------------------
                                  David Gelbaum, Co-Trustee of The Quercus Trust



                                  /s/ David Gelbaum, as Attorney-In-Fact for
                                  Monica Chavez Gelbaum
                                  ----------------------------------------------
                                  Monica Chavez Gelbaum, Co-Trustee of The
                                  Quercus Trust



                                  /s/ David Gelbaum
                                  ----------------------------------------------
                                  The Quercus Trust, David Gelbaum, Co-Trustee
                                  of The Quercus Trust